Clifton Star Resources announces results from the Special and Annual Shareholder meeting

Quebec City, QUEBEC-- (December 6, 2013) – Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”) (TSXV-CFO; Deutsche Boerse-C3T) announces that during the Special and Annual Shareholder meeting held on December 3rd, 2013, Michel Bouchard, Ross Glanville, Peter Gundy, Yves Harvey and Philip Nolan were reelected as members of the Board of directors of the Corporation to hold office until the next annual election of directors.

Appointment of auditor

A resolution was adopted to appoint Deloitte s.e.n.c.r.l., Chartered Professional Accountants, to the office of Auditor of the Corporation until the close of the next annual meeting of shareholders.

Shareholders’ Rights Plan

The shareholders have approved the continuance, amendment and restatement of the existing Shareholders’ rights plan, for the next 3 years, as per the changes set-out in schedule A to the management proxy circular.

Advance Notice By-Law 2013-1

A motion to adopt By-Law 2013-1 which governs the process for nomination of directors of the Corporation at shareholder meetings was carried. The new By-Law No. 2013-1 is set-out in schedule C to the management proxy circular.

Options granted

The Corporation also reports that the Board has granted a total of 400,000 stock options to three officers of the Corporation. The options were granted according to the Option Plan of the Corporation.

All the incentive stock options granted are exercisable at a price of $0.18 per share, which represents the closing price on December 3rd, 2013. The incentive stock options are exercisable for a period of five years from the date of the grant.

One quarter of the incentive stock options vest immediately and the balance vest at a rate of 25% every six months over the next 18 months. Any shares issued under the option grant will be subject to a four-month hold period from the date of granting of the option (December 3rd, 2013), pursuant to the policies of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

418-914-9922

mbouchard@cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.